TSX/NYSE/PSE: MFC	SEHK: 945

C$ unless otherwise stated
For Immediate Release
March 1, 2016

Manulife Financial Corporation Prices U.S. Public Offering of Senior Notes

TORONTO – March 1, 2016 – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has priced a public offering in the United States of U.S.$1.75 billion aggregate principal amount of two series of its senior notes consisting of U.S.$1.0 billion aggregate principal amount of 4.150% senior notes due 2026 (the “2026 Notes”) and U.S.$750 million aggregate principal amount of 5.375% senior notes due 2046 (the “2046 Notes”). The public offering price of the 2026 Notes is 99.757% and the public offering price of the 2046 Notes is 99.645%. The offering was made pursuant to a preliminary prospectus supplement, dated March 1, 2016, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on December 18, 2015.

The Company intends to use the net proceeds from the sale of the notes for general corporate purposes, including future refinancing requirements.

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.

This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A prospectus supplement and the accompanying prospectus related to the offering have been filed with the SEC and are available on its website at www.sec.gov.  Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting Citigroup Global Markets Inc., Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling toll-free at (800) 831-9146 or by e-mailing: prospectus@citi.com, or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, New York 10014, by calling toll-free at (866) 718-1649 or by e-mailing: prospectus@morganstanley.com.

The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of December 2015, we had $935 billion (US$676 billion) in assets under management and administration, and in the previous 12 months we made more than $24.6 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

Manulife.com